United States securities and exchange commission logo





                          July 13, 2020

       Stephen Lasota
       Chief Financial Officer
       COWEN INC.
       599 Lexington Avenue
       New York, New York 10022

                                                        Re: COWEN INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 4, 2020
                                                            Form 8-K Filed
April 29, 2020
                                                            File No. 001-34516

       Dear Mr. Lasota:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed April 29, 2020

       Exhibit 99.1
       Appendix: Non-GAAP Financial Measures, page 9

   1. Please tell us in more detail how you use Economic Income (Loss), Economic Operating
                                                        Income (Loss), Economic
Income (Loss) Revenues and the related per share amounts to
                                                        measure your
consolidated operating performance. Include a discussion of the reasons why you believe each of
these measures are useful to investors.

       Unaudited Reconcilation of US GAAP and Economic Revenue for the Three Months Ended
       March 31, 2020, page 11

   2. It appears that many of the adjustments you make to GAAP revenue when calculating
                                                        Economic Income revenue
are to reclassify amounts from other income statement line
 Stephen Lasota
FirstName  LastNameStephen Lasota
COWEN INC.
Comapany
July       NameCOWEN INC.
     13, 2020
July 13,
Page  2 2020 Page 2
FirstName LastName
         items to revenue. For example, income (loss) from proprietary trading has been reclassified from other income to revenue. Additionally, gross interest expense for net securities borrowed and securities loaned activities has been reclassified to revenue.
         Please explain to us why you believe it is appropriate to characterize these amounts and
         any similar    other adjustments    as revenue for non-GAAP purposes
when they not
         recognized as revenue under GAAP.
3. We note the adjustments to a) recognize incentive fees during periods when the fees are not yet crystalized b) recognize startup costs of a fund over the expected life of a fund and
         c) recognize retainer fees related to investment banking activities earned during the period that would otherwise be deferred until closing. Please tell us how you considered the
         guidance in the Division   s Non-GAAP C&DI 100.04 when determining the
         appropriateness of your presentation. Specifically, explain to us how you considered whether your non-GAAP measure includes individually tailored revenue recognition and measurement methods that could violate Rule 100(b) of Regulation G. Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

4.       We note you had material    net gains (losses) on securities,
derivatives and other
         investments    and    net realized and unrealized gains (losses) on
investments and other
         transactions    in the periods presented. Please revise future filings
to disclose the
         underlying causes for material changes in these line items from period-to-period. For example, consider expanding your disclosure to include the specific investment strategies, industries or issuers to which the net gains (losses) on securities, derivatives and other investments relate. Similarly, for your Consolidated Funds, consider disclosure identifying any specific funds performance contributing to net realized and unrealized gains (losses)
         on investments and other transactions. Show us what your disclosure will look like in your response. Refer to SEC Release 33-8350.
 Stephen Lasota
COWEN INC.
July 13, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at 202-551-3321 or Sharon Blume at 202-551-3474 with any questions.



FirstName LastNameStephen Lasota                          Sincerely,
Comapany NameCOWEN INC.
                                                          Division of
Corporation Finance
July 13, 2020 Page 3                                      Office of Finance
FirstName LastName